UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
(Amendment No. 2)
Under the Securities Exchange Act of 1934

Laboratory Corporation of America

(Name of Issuer)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

50540R409

(CUSIP Number)

Kent Lawson
Longview Asset Management, LLC
222 N. LaSalle St., Suite 2000
Chicago, Illinois 60601
(312) 236-6300

Brian B. Gilbert, Esq.
Gould & Ratner LLP
222 N.  LaSalle Street, Suite 800
Chicago, Illinois 60601
(312) 236-3003

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss240.13d-1(e), 240.13d-1(f)
or 240.13d-1(g), check the following box.  [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  50540R409	13D	Page 3 of 10

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Longview Asset Management, LLC / 36-4245844

2.  Check the Appropriate Box if a Member of a Group (See Instructions):

(a)

(b) X

3.  SEC Use Only:

4.  Source of Funds (See Instructions): OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6.  Citizenship or Place of Organization: Delaware

7.  Sole Voting Power: 0

8.  Shared Voting Power: 5,783,216

9.  Sole Dispositive Power: 0

10.  Shared Dispositive Power: 5,783,216

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 5,783,216

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.  Percent of Class Represented by Amount in Row (11):  5.20%

14.  Type of Reporting Person (See Instructions):IA (Limited Liability Company)

CUSIP No.  50540R409	13D	Page 4 of 10

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

James A. Star, not individually but solely as President of Longview Asset Management, LLC

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3.  SEC Use Only

4.  Source of Funds (See Instructions): OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6.  Citizenship or Place of Organization: United States

7.  Sole Voting Power: 0

8.  Shared Voting Power: 5,783,216

9.  Sole Dispositive Power: 0

10.  Shared Dispositive Power: 5,783,216

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 5,783,216

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.  Percent of Class Represented by Amount in Row (11): 5.20%

14.  Type of Reporting Person (See Instructions): IN

CUSIP No.  50540R409	13D	Page 5 of 10

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Geoffrey F. Grossman, not individually but solely as Trustee of the Edward Memorial Trust

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3.  SEC Use Only

4.  Source of Funds (See Instructions): OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6.  Citizenship or Place of Organization: United States

7.  Sole Voting Power: 0

8.  Shared Voting Power: 5,783,216

9.  Sole Dispositive Power: 0

10.  Shared Dispositive Power: 5,783,216

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 5,783,216

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.  Percent of Class Represented by Amount in Row (11): 5.20%

14.  Type of Reporting Person (See Instructions): IN

CUSIP No.  50540R409	13D	Page 6 of 10

This filing amends Amendment No. 1 to Schedule 13D filed by the Reporting Persons on March 2, 2007. The Reporting Persons (as defined below) listed on the cover page to this Schedule 13D hereby make the following Statement pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations promulgated thereunder.

ITEM 1.  SECURITY AND ISSUER

The class of equity securities to which this Statement relates is the common stock, $0.10 par value per share (the "Common Stock"), of Laboratory Corporation of America, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 358 South Main Street, Burlington, North Carolina 27215.

ITEM 2.  IDENTITY AND BACKGROUND
This statement is being filed on behalf of (a) Longview Asset Management, LLC ("Longview"); (b) James A. Star, not individually but solely as President of Longview ("Mr. Star") and (c) Geoffrey F. Grossman, not individually but solely as Trustee of the Edward Memorial Trust, the Managing Member of Longview ("Mr. Grossman" and, together with Longview and Mr. Star, the "Reporting Persons").

Longview's principal business is managing investment portfolios for its clients ("Longview Clients"). The principal place of business and principal offices of Longview are located at 222 N. LaSalle Street, Suite 2000, Chicago, Illinois 60601. Longview Clients include certain of the Reporting Persons, their family members, entities in which the foregoing individuals hold interests, and trusts for their benefit ("Reporting Person Family Members and Entities"). Certain Longview Clients, including without limitation Reporting Person Family Members and Entities, hold shares of Common Stock. Longview has sole voting and dispositive power over the Common Stock held in Longview Clients' securities accounts and, accordingly, is deemed to be the beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), of the Common Stock held in such accounts. Except for such deemed beneficial ownership, Longview does not own any Common Stock or other securities of the Issuer. No single Longview Client owns more than 5% of the outstanding shares of Common Stock of the Issuer.

Mr. Star is the President of Longview. His principal place of business and principal office is located at 222 N. LaSalle Street, Suite 2000, Chicago, Illinois 60601.

Mr. Grossman is a Partner of Seyfarth Shaw LLP, a Chicago, Illinois law firm. His place of business and principal office is located at 131 S. Dearborn Street, Suite 2400 Chicago, Illinois 60603.

CUSIP No.  50540R409	13D	Page 7 of 10

During the last five years, none of the Reporting Persons or any officer or director of Longview has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, none of the Reporting Persons or any officer or director of Longview has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or
(ii) finding a violation with respect to such laws.

Longview is a limited liability company formed under the laws of the State of Delaware.

Mr. Star and Mr. Grossman are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The securities of the Issuer were acquired by or on behalf of Longview Clients in open market transactions over the period beginning September 4, 2001 and continuing June 20, 2008. Longview Clients effected such acquisitions using cash on hand.

ITEM 4.  PURPOSE OF TRANSACTION
Longview Clients beneficially own all of the shares of Common Stock of the Issuer reported by Longview hereunder. The securities reported hereunder were acquired and are held by Longview Clients for investment purposes. Longview Clients have no present plans to acquire additional securities of the Issuer, or dispose of securities of the Issuer. Depending on market conditions and other factors that the Reporting Persons may deem material, the Reporting Persons may purchase additional shares of Common Stock on behalf of Longview Clients in the open market or in private transactions. Depending on these same factors, the Reporting Persons may sell all or a portion of the shares of Common Stock beneficially owned by such persons in the open market or in private transactions.

Representatives of Longview have participated, and may participate in the future, in discussions with the Issuer's management about matters relating to the business, operations and assets of the Issuer and matters related thereto, including matters that may be specified in Items 4(a)-(j) of
Schedule 13D. Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer and one or more members of the board of directors of the Issuer, regarding the Issuer and its business, operations, assets, management, governance, ownership or capital structure.

Except the extent that the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the Instructions to Item 4 of Schedule 13D. The

CUSIP No.  50540R409	13D	Page 8 of 10

Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
(a) - (b)

(i) By virtue of its management of Longview Clients' securities accounts, including accounts held for the benefit of certain of the Reporting Persons and Reporting Person Family Members and Entities, as of October 1, 2008 Longview may be deemed to beneficially own 5,783,216 shares of Common Stock, representing approximately 5.20% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based upon 111,200,000 shares of Common Stock issued and outstanding as of July 29, 2008 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed on August 4, 2008). Longview shares the power to vote and dispose of the 5,783,216 shares of Common Stock which it may be deemed to beneficially own.

(ii) Mr. Star may be deemed to beneficially own an aggregate of 5,783,216 shares of Common Stock as of October 1, 2008, representing in the aggregate approximately 5.20% of the outstanding shares of Common Stock as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act, by virtue of his status as President of Longview. Mr. Star, not individually but solely as President of Longview, shares the power to vote and dispose of the 5,783,216 shares of Common Stock which he may be deemed to beneficially own. Mr. Star and members of his immediate family own shares of Common Stock, and are partners in certain partnerships that own shares of Common Stock, that are managed by Longview, all of which shares are reported hereunder as being beneficially owned by Longview and Mr. Star. Mr. Star disclaims beneficial ownership of the shares of Common Stock reported hereunder in excess of his pecuniary interest in such shares.

(iii) Geoffrey F. Grossman, not individually but solely as Trustee of the Edward Memorial Trust, may be deemed to beneficially own 5,783,216 shares of Common Stock as of October 1, 2008, representing approximately 5.20% of the outstanding shares of Common Stock as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act, by virtue of his status as Trustee of the Edward Memorial Trust, the sole member of Longview. Mr. Grossman, not individually but solely as Trustee of the Edward Memorial Trust, shares the power to vote and dispose of the 5,783,216 shares of Common Stock which he may be deemed to beneficially own. Mr. Grossman has no pecuniary interest in any of the shares he may be deemed to beneficially own. Mr. Grossman disclaims beneficial ownership of all of the shares reported hereunder.

(c) The following transactions in shares of Common Stock which are deemed to be beneficially owned by the Reporting Persons occurred during the past sixty days in the public market:

(i)	August 13, 2008		Certain accounts ceased to be clients of
				Longview. Longview no longer has the power to direct the voting or the disposition of such shares. The number of shares totaled 8,300 with a value of $72.16 per share

(ii)	September 29, 2008	Sold 49,800 shares at $69.0415 per share

(iii)	September 30, 2008	Sold 365,439 shares at $68.8165 per share

(iv)	October 1, 2008		Sold 289,353 shares at $69.4382 per share

(d) Each Longview Client has the right to receive dividends, if any, paid in respect of, and the proceeds from the sale of, the securities reported hereunder. Mr. Star does not have the power to receive dividends paid in respect of, and the proceeds from the sale of, the securities reported hereunder, except to the extent of his pecuniary interest in such securities. Neither Longview nor Mr. Grossman has the right to receive dividends paid in respect of, or the proceeds from the sale of, the securities reported hereunder.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As part of its client relationships, Longview has the power to direct the voting and the disposition of shares of Common Stock owned by Longview Clients in the accounts that Longview manages, pursuant to investment advisory agreements. None of such agreements, however, require that such accounts be invested in securities of the Issuer or include in their provisions any terms specifically relating to or varying with the investment of the accounts in securities of the Issuer. Other than (i) the Reporting Persons' investment advisory agreements entered into with Longview, as described above, (ii) Mr. Star's participation in the management of Longview, and (iii) Mr. Grossman's ownership interest in Longview, not individually but solely as the Trustee of the Edward Memorial Trust, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer.



CUSIP No.  50540R409	13D	Page 10 of 10

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
See Exhibit Index appearing below, which is incorporated herein by reference. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	Longview Asset Management, LLC

	By: ___/s/ James A. Star ______________________________
		James A. Star, President


	___/s/ James A. Star __________________________________
	James A. Star, not individually but solely as President of Longview


	___/s/ Geoffrey F. Grossman ___________________________
	Geoffrey F. Grossman, not individually but
	solely as trustee of the Edward Memorial Trust


EXHIBIT INDEX

1. Joint Filing Agreement dated as of February 28, 2007 by and among the Reporting Persons.


EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a Statement on Schedule 13D and all amendments thereto with respect to Laboratory Corporation of America Common Stock, par value $0.10 per share, beneficially owned by each of them, and to the inclusion of this Joint Filing Agreement as an exhibit thereto.

February 28, 2007

	Longview Asset Management, LLC

	By: ___/s/ James A. Star ______________________________
		James A. Star, President



	___/s/ James A. Star __________________________________
	James A. Star, not individually but solely as President of Longview




	___/s/ Geoffrey F. Grossman ___________________________
	Geoffrey F. Grossman, not individually but
	solely as trustee of the Edward Memorial Trust